From: **Jonathan Ballesteros** jonathan@geysersystems.com
Subject: Geyser Systems- Investment Opportunity
Date: September 5, 2023 at 6:02 AM
To: undisclosed-recipients:;
Bcc: lisa@zenforbusiness.net



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GEYSER
Investment
Opportunity
3 Minute Video

Click Here To Visit Our WeFunder Page

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Onwards & Upwards,
Jonathan Ballesteros - CEO & Founder
Direct: 346-763-2561
GeyserSystems.com
Transforming People's Relationship With Water One Drop At A Time


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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.